Suite 900, 607 14th Street, NW
Washington, DC 20005-2018
t 202 508 5800 f 202 508 5858

June 19, 2012	direct dial 202 508 5825
direct fax 202 204 5600
akaslow@kilpatricktownsend.com

VIA EDGAR

Mr. Michael R. Clampitt

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pulaski Financial Corp.
Registration Statement on Form S-1
Filed June 11, 2012 and amended June 15, 2012
File No. 333-182052

Dear Mr. Clampitt:

On behalf of Pulaski Financial Corp. (the “Company”), we are responding to the staff’s comment letter issued on June 18, 2012 regarding the above-referenced registration statement.  Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”) is being filed concurrently herewith in response to the staff’s comment letter.  To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the registration statement has been revised in response to such comments.

Summary

1.                                      If you intend to purchase or bid in the offering, please disclose.  Please also revise your summary to disclose the before and anticipated capital ratios assuming your bid is successful.

Response to Comment No. 1:

The Company does not intend to submit any bids in the auction.  See the section captioned “Auction Process” on page S-3 and the first paragraph under “Auction Process” on page S-30 of the Amended Registration Statement.

ATLANTA  AUGUSTA  CHARLOTTE  DENVER  DUBAI  NEW YORK  OAKLAND  RALEIGH  SAN DIEGO  SAN FRANCISCO  SEATTLE  SILICON VALLEY  STOCKHOLM  TAIPEI  TOKYO  WALNUT CREEK  WASHINGTON  WINSTON-SALEM

2.                                      Revise to disclose whether the Company is current on the Preferred dividends or disclose the aggregate and per share deferred amounts.

Response to Comment No. 2:

The requested revision has been made.  See pages S-2, S-18 and S-24 of the Amended Registration Statement.

Part II

Exhibits

3.                                      We note that the Underwriting Agreement has not been filed as an exhibit to the registration statement.  Please file it with your next amendment.

Response to Comment No. 3:

A draft Underwriting Agreement has been included as Exhibit 1.1 to the Amended Registration Statement.

*                                         *                                         *                                         *

If you have any questions concerning this submission, please contact the undersigned at 202.508.5825.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Aaron M. Kaslow

Aaron M. Kaslow

Enclosures

cc:	Jessica Livingston, U.S. Securities and Exchange Commission
Gary W. Douglass, Pulaski Financial Corp.
Paul J. Milano, Pulaski Financial Corp.